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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                  (RULE 13d - 101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.   1  )*

Avatex Corporation
(Name of Issuer)

$5.00 Cumulative Convertible Preferred Stock
(Title of Class of Securities)

05349F204
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 8, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 4 Pages)
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)

     (b)


3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER

          111,637

8    SHARED VOTING POWER

          0

9    SOLE DISPOSITIVE POWER

          111,637

10   SHARED DISPOSITIVE POWER

          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          111,637

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.11%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 1.   Security and Issuer

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of $5.00 Cumulative Convertible Preferred Stock (the "$5.00 First Series Preferred Stock") of Avatex Corporation (the "Issuer") beneficially owned by the Reporting Person specified herein as of June 15, 1998. This statement amends and supplements the Schedule 13D dated April 23, 1998 filed by the Reporting Person which, except as set forth herein, is hereby restated in its entirety.

ITEM 4.   Purpose of Transaction

     Elliott acquired the $5.00 First Series Preferred Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities.

     Depending upon market conditions and other factors that it may deem material, Elliott may purchase additional shares of $5.00 First Series Preferred Stock or related securities or may dispose of all or a portion of the $5.00 First Series Preferred Stock or related securities that it now beneficially owns or may hereafter acquire.

     On April 15, 1998, the Issuer failed to pay the quarterly dividends on its two series of preferred stock for the sixth consecutive quarter. On April 21, 1998, Vincent Intrieri, Ralph DellaCamera, Dan Gropper and Brian Miller (the "Preferred Directors"), each an employee of Stonington Management Corp., a Delaware corporation controlled by Singer, were elected to fill the resulting vacancies on the Issuer's Board of Directors, on Elliott's initiative, pursuant to the written consent of a majority of the holders of both series of the Issuer's preferred stock, including Elliott and Westgate International, L.P. ("Westgate"), a Cayman Islands limited partnership controlled by Singer.

     Elliott and Westgate are dissatisfied with the poor performance and high compensation of the Issuer's management and particularly its Co-Chief Executive Officers, Melvyn Estrin and Abbey Butler, and oppose the Issuer's announced proposal to merge (the "Merger Plan") the Issuer into a newly-created subsidiary ("Xetava") and to thereby exchange the outstanding preferred stock for common stock in the merged entity (without a vote of the preferred stockholders). Elliott and Westgate believe that (i) the Merger Plan is unfair in that the holders of the Issuer's preferred stock would receive substantially less than fair value, (ii) the Merger Plan improperly seeks to entrench management by, among other things, prohibiting the accumulation of in excess of 5% of the common stock by any individual or group, establishing a classified board and prohibiting shareholder action by written consent, and (iii) the Delaware Chancery Court's decision ruling a vote of the preferred stockholders is not required to effect the Merger Plan is incorrect.

     On April 23, 1998, Elliott brought an action in the Delaware Court of Chancery against the Issuer, Xetava, and each member of the Issuer's Board of Directors, including Messrs. Estrin and Butler, to enjoin the Merger Plan based upon the refusal to permit the holders of each series of the Issuer's preferred stock to vote on the Merger Plan, breach of fiduciary duty, and entrenchment.

     In addition, on April 23, 1998, the Preferred Directors brought an action in the Delaware Court of Chancery against the Issuer to establish their status as directors of the Issuer and to enforce their right as directors to examine the Issuer's books and records relating to (i) the Merger Plan, (ii) compensation paid by the Issuer and related companies to Messrs. Estrin and Butler, and (iii) the Issuer's failure to pay dividends on both series of its preferred stock for the past six quarters.

     Following the filing of the above described action, the Issuer agreed to recognize Messrs. Intrieri and Gropper as directors of the Issuer. In addition, on June 8, 1998 the Delaware Court of Chancery ruled that Messrs. DellaCamera and Miller had also been duly elected as directors of the Issuer.

     Elliott and Westgate intend to continue to actively oppose the Merger Plan and reserve the right to (i) engage in a proxy solicitation in opposition to the Merger Plan and/or to unseat one or more directors; and/or (ii) propose an alternate plan to restructure the Issuer.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 15, 1998

                    ELLIOTT ASSOCIATES, L.P.


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         General Partner